NEWS RELEASE
                               ------------
                  HIGHER SALES AND EARNINGS FOR LA-Z-BOY
         Company's name will change.  "We make much more than chairs."


MONROE, MI.,  August 14, 1996:  For its 1997 fiscal first quarter ended
July 27, 1996, La-Z-Boy Chair Company continued to improve its sales and profits compared to last year. This was the fourth consecutive quarterly improvement. First quarter sales rose 3% and net income per share increased by $0.08 to $0.25.

On 8/30/96 the company will change its name to La-Z-Boy(R) Incorporated. The creator of the reclining chair industry has become America's largest manufacturer of upholstered furniture for living rooms and family rooms. La-Z-Boy also produces dining room, bedroom and occasional furniture, and has a growing office furniture business.


FINANCIAL DETAILS
First quarter sales were $202 million vs. last year's $196 million, an increase of 3%. First quarter operating profit rose to $8.0 million vs. last year's $6.4 million. Net income rose to $4.6 million vs. last year's $3.2 million. Net income per share increased to $0.25 vs. $0.17 last year.


CHAIRMAN COMMENTS
La-Z-Boy Chairman and President Charles T. Knabusch said, "We had a soft quarter in last year's first quarter for both sales and profits. This year, sales were generally in line with industry sales and they were at their highest rate in about a year on a comparable basis excluding acquisitions. Incoming sales orders are at a rate above last year's and are pointing to a good second quarter, especially for our Hammary and Kincaid divisions' Ducks Unlimited exclusive new product introduction."

Mr. Knabusch said that profits improved not only because of increased sales but because of a moderation of raw material prices and ongoing cost reduction initiatives. He added that the company has just begun to reduce the number of plants producing wood frame parts in order to improve quality and reduce costs.

Regarding the company's name change, Mr. Knabusch said the "chair com-pany" identification is no longer appropriate. "We make much more than chairs. Today's families can enjoy La-Z-Boy comfort throughout their homes. As a single source for quality furniture and accessories, La-Z-Boy is chang-ing the way America shops for furniture, and it is time to update our Com-pany's name."


MORE
The Company's repositioning effort continues through the use of national television featuring its two talking raccoons, "Wendall and Al". Both deal-ers and consumers have responded enthusiastically to the new TV campaign, which was launched in May and is scheduled to run again in September and Oc-tober. In addition to the national exposure, an extensive retail marketing program has been designed for dealer use during the same period to help in-crease sales.

La-Z-Boy purchased about $7.1 million of its own stock on the open market in the quarter compared to $4.4 million last year. La-Z-Boy still has over 800,000 shares of its stock remaining and authorized to be purchased. There is no set stock purchase timetable.
The number of shares outstanding continues to drop. As of 7/29/95 there were 18.5 million shares compared to 18.4 million at 4/27/96 and 18.2 mil-lion at 7/27/96.

La-Z-Boy's Form 10-Q filed with the SEC (and available on EDGAR) includes a full income statement, balance sheet, cash flow statement and additional management discussion.


NYSE & PSE:  LZB                     Contact:  Jim Korsnack  (313) 241-4208

8/14/96       La-Z-Boy Chair Company Financial Information Release      1 of 3
                        CONSOLIDATED STATEMENT OF INCOME
                  (Amounts in thousands, except per share data)

                                     FIRST QUARTER ENDED  (UNAUDITED)
                               ----------------------------------------------
                                                             Percent of Sales
                               July 27,   July 29,  % Over    ----------------
                                 1996      1995    (Under)    1996     1995
                               --------  --------  -------   -------  -------
Sales                          $202,227  $195,757      3%     100.0%   100.0%
Cost of sales                   154,917   151,378      2%      76.6%    77.3%
                               --------  --------  -------   -------  -------
  Gross profit                   47,310    44,379      7%      23.4%    22.7%

S, G & A                         39,354    37,937      4%      19.5%    19.4%
                               --------  --------  -------   -------  -------
  Operating profit                7,956     6,442     24%       3.9%     3.3%

Interest expense                  1,107     1,464    -24%       0.5%     0.7%
Interest income                     463       456      2%       0.2%     0.2%
Other income                        785       375    109%       0.4%     0.2%
                               --------  --------  -------   -------  -------
  Pretax income                   8,097     5,809     39%       4.0%     3.0%

Income taxes                      3,499     2,634     33%      43.2%*   45.3%*
                               --------  --------  -------   -------  -------
  Net income                     $4,598    $3,175     45%       2.3%     1.6%
                               ========  ========  =======   =======  =======


 Average shares                  18,291    18,494     -1%

 Earnings per share               $0.25     $0.17     47%

 Dividends per share              $0.19     $0.17     12%

* As a percent of pretax income, not sales.

8/14/96      La-Z-Boy Chair Company Financial Information Release     2 of 3
                          CONSOLIDATED BALANCE SHEET
                            (Dollars in thousands)

                                   Unaudited           Increase
                               ------------------     (Decrease)       Audited
                               July 27,  July 29,  ----------------   April 27,
                                 1996      1995    Dollars  Percent     1996
                               --------  --------  -------  -------   ---------
Current assets
  Cash & equivalents            $26,870   $39,808 ($12,938)    -33%    $27,060
  Receivables                   161,406   155,089    6,317       4%    206,430
  Inventories
    Raw materials                40,309    38,968    1,341       3%     37,274
    Work-in-process              35,701    35,570      131       0%     35,241
    Finished goods               37,845    33,742    4,103      12%     28,333
                               --------  --------  -------  -------   --------
      FIFO inventories          113,855   108,280    5,575       5%    100,848
      Excess of FIFO over LIFO  (21,735)  (22,795)   1,060       5%    (21,656)
                               --------  --------  -------  -------   --------
        Total inventories        92,120    85,485    6,635       8%     79,192

  Deferred income taxes          19,271    18,242    1,029       6%     19,271
  Other current assets            6,544     8,246   (1,702)    -21%      5,148
                               --------  --------  -------  -------   --------
    Total current assets        306,211   306,870     (659)      0%    337,101

Property, plant & equipment     116,323   115,848      475       0%    116,199

Goodwill                         39,947    41,414   (1,467)     -4%     40,359

Other long-term assets           30,639    18,891   11,748      62%     23,887
                               --------  --------  -------  -------   --------
      Total assets             $493,120  $483,023  $10,097       2%   $517,546
                               ========  ========  =======  =======   ========

                                  Unaudited            Increase
                               -----------------      (Decrease)       Audited
                               July 27,  July 29,  -----------------  April 27,
                                 1996      1995    Dollars   Percent    1996
                               -------   -------   -------   -------   --------
Current liabilities
  Current portion of l/t debt     4,625    $5,676  ($1,051)     -19%    $5,625
  Current portion - captl leases  2,114     2,078       36        2%     2,114
  Accounts payable               27,027    29,169   (2,142)      -7%    30,997
  Payroll/other comp             21,651    18,549    3,102       17%    34,609
  Estimated income taxes          6,903     5,854    1,049       18%     5,572
  Other current liabilities      16,492    14,777    1,715       12%    17,601
                               --------  --------  -------  -------   ---------
    Total current liabilities    78,812    76,103    2,709        4%    96,518

Long-term debt                   55,135    66,077  (10,942)     -17%    57,075

Capital leases                    3,654     5,141   (1,487)     -29%     4,219

Deferred income taxes             6,663     6,610       53        1%     6,663

Other long-term liabilities       9,729     8,318    1,411       17%     9,695

Shareholders' equity
  18,206,857 shares, $1.00 par   18,207    18,461     (254)      -1%    18,385
  Capital in excess of par       28,225    28,130       95        0%    28,016
  Retained earnings             293,563   274,995   18,568        7%   297,750
  Currency translation             (868)     (812)     (56)      -7%      (775)
                               --------  --------  -------  -------   --------
    Total shareholders' equity  333,127   320,774   18,353        6%   343,376
                               --------  --------  -------  -------  ---------
      Total liabilities and
      shareholders' equity     $493,120  $483,023  $10,097        2%  $517,546
                               ========  ========  =======  =======  =========

08/14/96  La-Z-Boy Chair Company Financial Information  Release  Page 3 of 3



Overall:
- --------
      Refer to today's press release for additional information.

Gross profit:
- -------------
      Gross profit improved to 23.4% of sales from 22.7% of sales last year. The improvement was primarily due to favorable sales mix effects between divisions. That is, some divisions with greater than average gross profit margins had higher than the average 3% increase to sales and some divisions with lower than average margins had lower than the 3% average increase to sales. These favorable mix effects more than offset unfavorable division effects in the opposite direction.
A secondary reason for the gross profit margin improvement was an im-provement within some divisions compared to themselves in the prior year first quarter; primarily in the contract Business Furniture Group. This di-vision is not expected to have as great of an improvement in the upcoming second quarter because first quarter last year was depressed and a more nor-mal second quarter occurred last year.

Interest expense:
- -----------------
      Interest expense declined 24% from last year largely due to paying down debt. To a lesser extent, lower interest rates have reduced interest ex- pense. Assuming additional debt is not taken on and interest rates do not increase substantially, interest expense should remain below the prior year level for the remainder of the fiscal year.

Other income:
- -------------
      Other income exceeded last year by 109% largely due to royalty income. Future quarters are not expected to exceed the prior year to this degree.
In the past, this line item has had large percentage ups and downs and has been difficult to predict.



Income taxes:
- -------------
      Income tax expense as a percent of pretax income was 43.2% vs. 45.3% last year. The decline was largely due to changes in profitability among the di- visions. Due to the traditionally lower profit level of the first quarter, rate fluctuations are common. In the second quarter, the effective tax rate is likely to exceed the prior year due to last year's rate for the quarter being very low. This was due to favorable Canadian division results in the quarter last year that are not expected to be repeated this year. Tax rates for the last two quarters of the year are likely to be similar to the prior year.

Cash:
- -----
      The first quarter cash balance was 33% below the prior year level. The decline was largely due to increases in raw and finished goods inventories and other long-term assets.

Finished goods inventories:
- ---------------------------
      Finished goods inventories increased 12% from last year primarily due to higher residential casegoods. At the April High Point market, the Ducks Un- limited Collection was introduced by the Hammary and Kincaid divisions. To reserve production time for this new collection, other products needed to be built so that those products could continue to be supported. A decline in these inventories is expected next quarter.

Other long-term assets:
- -----------------------
      Other long-term assets increased 62% from last year. A major reason for the increase was an investment in the international area. Most of the re- maining increase relates to various proprietary store related financing activities.